TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION


                                       Filed by General Motors Corporation (GM)
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                 and Deemed Filed Pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934
                                                Commission File No.:  001-00143


The following is a letter to the Editor of The Wall Street Journal from John Devine, Vice Chairman and Chief Financial Officer of General Motors Corporation, as published by The Wall Street Journal on Friday, August 24, 2001 and distributed by GM and Hughes to certain other media persons:


                   [Letterhead of General Motors Corporation]


August 17, 2001

The Wall Street Journal
200 Liberty Street
New York, NY  10281

To the Editor:

Holman W. Jenkins' view about "The Right Future for Satellite TV" was colorful fodder for these opinion pages on Aug. 15. We have a different view.

General Motors and Hughes are engaged in a rigorous and objective process of exploring alternatives for Hughes. From the outset, we have stated that our overriding objective is to maximize the value of Hughes for the benefit of all GM stockholders (GM and GMH).

Our record is clear. In the last decade, holders of GM Class H common stock have enjoyed a 22.5 percent average annual return as we transformed Hughes from a manufacturing and defense contracting company to a premier provider of digital entertainment and business communications. During this same period, GM has distributed more than $10 billion of its economic interest in Hughes directly to the holders of GM $1-2/3 common stock.

From the beginning of our review process, we have insured that every alternative is fully and fairly considered in consultation with our independent financial and legal advisors. Integral to that process has been a fair and level playing field for all interested parties.

Mr. Jenkins expresses an impatience for a resolution, perhaps attributable to a limited understanding of the task at hand. A transaction involving a tax-free split-off of a $27 billion subsidiary, coupled with the elimination of a tracking stock capital structure, followed by a merger of two large-scale businesses, is extraordinarily complex.

Other issues, as well, are more complex than Mr. Jenkins' cheering assertions on behalf of his preferred candidate. For example, highly respected professionals have divergent views on the regulatory environment and future market valuations.

We continue to be engaged in discussions with both News Corporation and EchoStar Communications Corp., and we hope to conclude an agreement within a reasonable time that will secure the best value for all GM stockholders. Key criteria for achieving this include price/value, certainty of closure, and liquidity.

Ultimately, it will be the public shareholders of General Motors who will decide. The public holders of GM and GMH common stocks will vote to approve or reject a transaction, and they will vote in their own best interests. It is they who will direct the future of Hughes - and that is the way it should be.

John Devine
Vice Chairman and Chief Financial Officer
General Motors Corporation
Detroit, Michigan


                                  * * * * * * *

STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE

            If a transaction is to be proposed to GM stockholders as result of discussions with third parties, related filings will be made with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4, including a prospectus and proxy/consent solicitation statement. Because those documents would contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

      General Motors, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

      This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.